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                                                                 EXHIBIT 20.1




                             PRESIDIO OIL COMPANY

                                  ANNOUNCES



The Interest Rate on Presidio Oil Company's Senior Subordinated Gas Indexed Notes due 1999 and the Senior Gas Indexed Notes due 2002 will be 13.675% for the period November 15, 1994 to February 14, 1995. The Gas Index Price for the determination period (the Natural Gas Clearinghouse, Inc. average spot gas price for the 12 months ending September 1994) was $1.92. Since this price exceeded the Base Price of Gas (defined as $1.75 in the Note Indenture), an Additional Interest Rate of 0.425% (.025% for every $.01 the Gas Index Price exceeds the Base Price of Gas) will be added to the base rate of 13.25% for this interest period only.

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